Exhibit 12.1

B & B B, Inc. (doing business as Virgin River Hotel/Casino/Bingo),

Virgin River Casino Corporation, CasaBlanca Resorts, LLC

(doing business as Oasis Resort & Casino) and

RBG, LLC (doing business as CasaBlanca Resort/Casino/Golf/Spa)

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2000		2001		2002		2003		2004
	(dollars in thousands)
Income (loss) before minority interest	$13,483		$2,231		$1,078		$2,078		$4,514
Interest expense	4,468		5,583		8,500		7,853		7,587
Interest portion of rent expense	190		226		275		300		284

Earnings available for fixed charges	$18,141		$8,040		$9,853		$10,231		$12,385

Fixed Charges:

Interest expense	4,312		5,375		8,276		7,488		7,274
Amortization of deferred financing costs	156		208		224		365		313
Interest component of rent expense	190		226		275		300		284

Total fixed charges	$4,658		$5,809		$8,775		$8,153		7,871

Ratio of earnings to fixed charges	3.9	x	1.4	x	1.1	x	1.3	x	1.6	x